UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4 )*

LEE ENTERPRISES, INCORPORATED
(Name of Issuer)

Class B Common Stock, $2.00 par value
(Title of Class of Securities)
52 3768 208
(CUSIP Number)

Edmund H. Carroll
Lane & Waterman LLP
220 N. Main Street, Ste. 600
Davenport, IA 52801
(563)324-3246
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 20, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768208

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Lloyd G. Schermer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization United States of America

Number of 7. Sole Voting Power 89,316 (See Item 5)
Shares Bene- _________________________________________________________________________
ficially by 8. Shared Voting Power 1,594,686 (See Item 5)
Owned by Each _________________________________________________________________________
Reporting 9. Sole Dispositive Power 89,316 (See Item 5)
Person With _________________________________________________________________________
10. Shared Dispositive Power 1,594,686 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,684,002 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 18.7% (See Item 5)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 523768208

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Betty A. Schermer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization United States of America

Number of 7. Sole Voting Power 89,316 (See Item 5)
Shares Bene- _________________________________________________________________________
ficially by 8. Shared Voting Power 1,484,666 (See Item 5)
Owned by Each _________________________________________________________________________
Reporting 9. Sole Dispositive Power 89,316 (See Item 5)
Person With _________________________________________________________________________
10. Shared Dispositive Power 1,484,666 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,573,982 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 17.5% (See Item 5)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 523768208

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Gregory P. Schermer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization United States of America

Number of 7. Sole Voting Power 528,970 (See Item 5)
Shares Bene- _________________________________________________________________________
ficially by 8. Shared Voting Power 1,163,966 (See Item 5)
Owned by Each _________________________________________________________________________
Reporting 9. Sole Dispositive Power 528,970 (See Item 5)
Person With _________________________________________________________________________
10. Shared Dispositive Power 1,163,966 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,936 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 18.8% (See Item 5)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 523768208

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Grant E. Schermer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization United States of America

Number of 7. Sole Voting Power 513,146 (See Item 5)
Shares Bene- _________________________________________________________________________
ficially by 8. Shared Voting Power 1,164,166 (See Item 5)
Owned by Each _________________________________________________________________________
Reporting 9. Sole Dispositive Power 513,146 (See Item 5)
Person With _________________________________________________________________________
10. Shared Dispositive Power 1,164,166 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,677,312 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 18.6% (See Item 5)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 523768208

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Schermer Management Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Colorado

Number of 7. Sole Voting Power 0
Shares Bene- _________________________________________________________________________
ficially by 8. Shared Voting Power 1,163,966 (See Item 5)
Owned by Each _________________________________________________________________________
Reporting 9. Sole Dispositive Power 0
Person With _________________________________________________________________________
10. Shared Dispositive Power 1,163,966 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,966 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 12.9% (See Item 5)

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 523768208

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Schermer Investment Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of 7. Sole Voting Power 0
Shares Bene- _________________________________________________________________________
ficially by 8. Shared Voting Power 1,163,966 (See Item 5)
Owned by Each _________________________________________________________________________
Reporting 9. Sole Dispositive Power 0
Person With _________________________________________________________________________
10. Shared Dispositive Power 1,163,966 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,966 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 12.9% (See Item 5)

14	Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This statement is related to the Class B Common Stock, par value $2.00 per share (“Class B Common Stock”), of Lee Enterprises, Incorporated, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 215 North Main Street, Suite 400, Davenport, IA 52801-1924.

Lloyd G. Schermer and Betty A. Schermer have previously filed a Schedule 13D and three amendments with respect to the Class B Common Stock. As part of this Amendment No. 4, Gregory P. Schermer, Grant E. Schermer, Schermer Investment Partnership, L.P., and Schermer Management Corporation have been added as joint filers in accordance with Rule 13d-1(k)(1).

Item 2. Identity and Background

This Amendment No. 4 to Schedule 13D is being filed on behalf of each of the following persons (each of which is sometimes referred to as a “Reporting Party” and collectively as the “Reporting Parties”):

(a)		Lloyd G. Schermer
(b)		c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)		Retired. Long-time Director, Chairman and Chief Executive Officer of the Company
(d)	-(e)

During the last five years, Lloyd G. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)		United States
(a)		Betty A. Schermer
(b)		c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)		None
(d)	-(e)

During the last five years, Betty A. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)		United States
(a)		Gregory P. Schermer
(b)		c/o of Lee Enterprises, Incorporated, 215 North Main Street, Suite 400, Davenport, IA 52801-1924
(c)		Vice President-Interactive Media and Corporate Counsel of the Company
(d)	-(e)

During the last five years, Gregory P. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)		United States
(a)		Grant E. Schermer
(b)		c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)		Owner and operator of Garden City Granite and private investor
(d)	-(e)

During the last five years, Grant E. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)		United States
(a)		Schermer Investment Partnership, L.P., a Delaware limited partnership
(b)		c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795

(c)

A family limited partnership, whose general partner is Schermer Management Corporation and whose limited partners are Gregory P. Schermer and trusts for the benefit of Lloyd G. Schermer, Betty A. Schermer and Grant E. Schermer

(d)	-(e)

During the last five years, Schermer Investment Partnership, L.P., has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)		Schermer Management Corporation, a Colorado corporation
(b)		c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)

Sole general partner of a family limited partnership. Gregory P. Schermer and trusts for the benefit of Lloyd G. Schermer, Betty A. Schermer and Grant E. Schermer each hold 25% of SMC’s outstanding stock.

(d)	-(e)

During the last five years, Schermer Management Corporation, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

(a)

Lloyd G. Schermer. On March 19, 2004, trusts for the benefit of Lloyd G. Schermer and his spouse, Betty A. Schermer, each transferred 1,000 shares of Class B Common Stock to Schermer Management Corporation (“SMC”), and each trust received in exchange 50% of SMC’s outstanding common stock. On March 22, 2004, trusts for the benefit of Lloyd G. Schermer and Betty A. Schermer each made gifts of 12.5% of SMC’s outstanding common stock to Gregory P. Schermer and a trust for the benefit of Grant E. Schermer, who, together with trusts for the benefit of Lloyd G. Schermer, Betty A. Schermer and Grant E. Schermer, each hold 25% of SMC’s outstanding common stock.

On March 20, 2004, SMC transferred 2,000 shares of Class B Common Stock to Schermer Investment Partnership, L.P. (“SIP”), a family limited partnership, and SMC received in exchange 1 general partner unit of SIP.

On March 20, 2004, a trust for the benefit of Lloyd G. Schermer transferred 436,828 shares of Class B Common Stock to SIP, and the trust received in exchange 37.20 limited partner units of SIP. On March 20, 2004, a trust for the benefit of Betty A. Schermer transferred 725,138 shares of Class B Common Stock to SIP, and the trust received in exchange 61.80 limited partner units of SIP. As a result of these transactions and SMC’s transfer to SIP, SIP holds 1,163,966 shares of Class B Common Stock. On March 22, 2004, trusts for the benefit of Lloyd G. Schermer and Betty A. Schermer each made a gift of 5 limited partner units of SIP to Gregory P. Schermer and a trust for the benefit of Grant E. Schermer.

Since the filing of Amendment No. 3 to this Schedule 13D, on or about March 2, 2004 the Selma B. Waterman/Edna Blade Charitable Foundation, as to which Lloyd G. Schermer had sole voting and shared investment power with two other directors, converted 328,838 shares of Class B Common Stock into an equal number of shares of the Company’s common stock.

(b)

Betty A. Schermer. Since the filing of Amendment No. 3 to this Schedule 13D, a trust for the benefit of Betty A. Schermer was involved in the transactions described above in connection with the organization of SMC and establishment of SIP and received the common stock of SMC and the limited partner units of SIP described above.

(c)

Gregory P. Schermer. Gregory P. Schermer received certain of the shares of Class B Common Stock reported herein through gifts made by his parents, Lloyd G. Schermer and Betty A. Schermer, and an inheritance from the estate of his grandmother, Henrietta B. Adler. Also, he was given by his parents an interest in the common stock of the Company, and as a consequence of such holdings, received certain of the shares of Class B Common Stock herein reported as a 100% stock dividend paid to all holders of the Company’s common stock in 1986 and as a 100% stock dividend payable to all holders of the Company’s Class B Common Stock on December 8, 1995.

Since the filing of Gregory P. Schermer’s Schedule 13G, on March 19, 2004 Gregory P. Schermer received 100 shares of the Class B Common Stock from each of Lloyd G. Schermer and Betty A. Schermer, the common stock of SMC and the limited partner units of SIP described above.

(d)

Grant E. Schermer. Grant E. Schermer and a trust for his benefit received certain of the shares of Class B Common Stock reported herein through gifts made by his parents, Lloyd G. Schermer and Betty A. Schermer, and an inheritance from the estate of his grandmother, Henrietta B. Adler. Also, he was given by his parents an interest in the common stock of the Company, and as a consequence of such holdings, received certain of the shares of Class B Common Stock herein reported as a 100% stock dividend paid to all holders of the Company’s common stock in 1986 and as a 100% stock dividend payable to all holders of Class B Common Stock on December 8, 1995.

Since the filing of Grant E. Schermer’s Schedule 13G, on March 19, 2004 a trust for the benefit of Grant E. Schermer received 100 shares of the Class B Common Stock from each of Lloyd G. Schermer and Betty A. Schermer, the common stock of SMC and the limited partner units of SIP described above.

(e)

Schermer Investment Partnership, L.P. On March 20, 2004, SMC transferred 2,000 shares of Class B Common Stock to SIP and SMC received in exchange 1 general partner unit of SIP. On March 20, 2004, a trust for the benefit of Lloyd G. Schermer transferred 436,828 shares of Class B Common Stock to SIP, and the trust received in exchange 37.20 limited partner units of SIP. On March 20, 2004, a trust for the benefit of Betty A. Schermer transferred 725,138 shares of Class B Common Stock to SIP, and the trust received in exchange 61.80 limited partner units of SIP.

(f)

Schermer Management Corporation. On March 19, 2004, trusts for the benefit of Lloyd G. Schermer and Betty A. Schermer each transferred 1,000 shares of Class B Common Stock to SMC. On March 20, 2004, SMC transferred 2,000 shares of Class B Common Stock to SIP and SMC received in exchange 1 general partner unit of SIP.

Item 4. Purpose of Transaction

The transactions described in Item 3 were effected in order to establish a family limited partnership.

Lloyd G. Schermer and Betty A. Schermer may make further gifts of Class B Common Stock and/or SIP limited partner units to each of Gregory P. Schermer and a trust for the benefit of Grant E. Schermer. The Reporting Parties currently have no intention, plan or proposal, though each Reporting Party reserves the right to subsequently devise or implement any such plan or proposal, with respect to:

(a)

the acquisition of additional securities of the Company, or the disposition of securities of the Company, except for the possibility of the gifts by Lloyd G. Schermer and Betty A. Schermer described above, issuance of the Company’s common stock to Gregory P. Schermer under the Company’s equity compensation plans and acquisitions or dispositions as a result of estate planning by or rights of inheritance of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of material amount of the assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter or bylaws, or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

To the best of the Reporting Persons’ knowledge and based on information obtained from the Company, the aggregate number of shares of Class B Common Stock outstanding on December 31, 2003 was 8,973,617 shares.

Each share of Class B Common Stock is entitled to ten votes and is immediately convertible at the option of the holder into one share of common stock, which is entitled to one vote.

        (a)-(b):

(1)	SIP is the direct beneficial owner of 1,163,966 shares of Class B Common Stock, representing approximately 12.9% of the issued and outstanding shares of Class B Common Stock.

(2)

By virtue of its position as the sole general partner of SIP, SMC may be deemed to beneficially own the 1,163,966 shares of Class B Common Stock, representing approximately 12.9% of the issued and outstanding shares of Class B Common Stock, held by SIP.

(3)

Lloyd G. Schermer beneficially owns an aggregate of 1,684,002 shares of Class B Common Stock, which represents approximately 18.7% of the issued and outstanding shares of Class B Common Stock. Included in this total are:

(i)

20,000 shares of Class B Common Stock over which he possesses sole voting and investment power and 69,316 shares of Class B Common Stock owned by Betty A. Schermer as to which Lloyd G. Schermer disclaims beneficial interest. Taken together these shares of Class B Common Stock represent less than 1% of the issued and outstanding shares of Class B Common Stock;

(ii)

1,163,966 shares of Class B Common Stock held by SIP, representing approximately 12.9% of the issued and outstanding shares of Class B Common Stock, over which he shares voting and investment powers with Betty A. Schermer, a trust for the benefit of Grant E. Schermer and Gregory B. Schermer by virtue of his position as one of the four equal shareholders of SMC, which is the sole general partner of SIP;

(iii)

110,020 shares of Class B Common Stock, representing approximately 1.2% of the issued and outstanding shares of Class B Common Stock, held by a trust for the benefit of Gregory P. Schermer and Grant E. Schermer over which he shares voting and investment powers with a financial institution, but disclaims all beneficial ownership; and

(iv)

320,700 shares of Class B Common Stock, representing approximately 3.57% of the issued and outstanding shares of Class B Common Stock, held by The Adler-Schermer Foundation as to which Mr. Schermer shares voting and investment powers with Betty A. Schermer, but disclaims all beneficial ownership.

Lloyd G. Schermer and Betty A. Schermer are the sole directors of The Adler-Schermer Foundation as to which they share voting and investment powers. In the past, shares of Class B Common Stock have been sold by the Foundation to make distributions required by federal tax laws. If the Foundation’s cash or readily marketable property other than the shares of Class B Common Stock is insufficient to meet distributions required by federal tax laws for a particular fiscal year, shares of Class B Common Stock may be sold in the future to meet such distribution requirements.

Since the filing of Amendment No. 3 to this Schedule 13D the number of shares of Class B Common Stock outstanding decreased approximately 6.9%, from 9,638,044 as of December 31, 2002 (the amount used in Amendment No. 3 to this Schedule 13D) to 8,973,617 as of December 31, 2003, due to sales by other, unrelated holders of Class B Common Stock. The Class B Common Stock is at all times convertible into shares of common stock on a share-for-share basis.

(4)	Betty A. Schermer beneficially owns 1,573,982 shares of Class B Common Stock, representing approximately 17.5% of the issued and outstanding shares of Class B Common Stock. Included in this total are:

(i)

69,316 shares of Class B Common Stock over which she possesses sole voting and investment power and 20,000 shares of Class B Common Stock owned by Lloyd G. Schermer as to which Betty A. Schermer disclaims beneficial interest. Taken together these shares of Class B Common Stock represent less than 1% of the issued and outstanding shares of Class B Common Stock;

(ii)

1,163,966 shares of Class B Common Stock held by SIP, representing approximately 12.9% of the issued and outstanding shares of Class B Common Stock, over which she shares voting and investment powers with Lloyd G. Schermer, a trust for the benefit of Grant E. Schermer and Gregory B. Schermer by virtue of her position as one of the four equal shareholders of SMC, which is the sole general partner of SIP; and

(iii)

320,700 shares of Class B Common Stock, representing approximately 3.57% of the issued and outstanding shares of Class B Common Stock, held by The Adler-Schermer Foundation as to which Mrs. Schermer shares voting and investment powers with Lloyd G. Schermer, but disclaims all beneficial ownership.

(5)

Gregory P. Schermer beneficially owns 1,692,936 shares of Class B Common Stock, representing approximately 18.8% of the issued and outstanding shares of Class B Common Stock. Included in this total are:

(i)

528,970 shares of Class B Common Stock, representing approximately 5.8% of the issued and outstanding shares of Class B Common Stock, over which he possesses sole voting and investment power, but disclaims beneficial ownership of 6,000 shares of Class B Common Stock owned by his wife, 6,000 shares of Class B Common Stock held by a trust for the benefit of his minor son and 4,000 shares of Class B Common Stock held by a trust for the benefit of a minor daughter. Gregory P. Schermer disclaims beneficial ownership of all the shares of Class B Common Stock owned by his spouse, his minor son and a minor daughter; and

(ii)

1,163,966 shares of Class B Common Stock held by SIP, representing approximately 12.9% of the issued and outstanding shares of Class B Common Stock, over which he shares voting and investment powers with Lloyd G. Schermer, Betty A. Schermer and a trust for the benefit of Grant E. Schermer by virtue of his position as one of the four equal shareholders of SMC, which is the sole general partner of SIP.

(6)

Grant E. Schermer and a trust for the benefit of Grant E. Schermer beneficially own 1,677,312 shares of Class B Common Stock, representing approximately 18.6% of the issued and outstanding shares of Class B Common Stock. Included in this total are:

(i)	513,146 shares of Class B Common Stock, representing approximately 5.7% of the issued and outstanding shares of Class B Common Stock, over which he possesses sole voting and investment power;

(ii)

1,163,966 shares of Class B Common Stock held by SIP, representing approximately 12.9% of the issued and outstanding shares of Class B Common Stock, over which he, as one of the two trustees of a trust for his benefit, shares voting and investment powers with Lloyd G. Schermer, Betty A. Schermer and Gregory B. Schermer by virtue of his position as one of the four equal shareholders of SMC, which is the sole general partner of SIP; and

(iii)

200 shares of Class B Common Stock, representing less than 1% of the issued and outstanding shares of Class B Common Stock, over which he, as one of the two trustees of a trust for his benefit, shares voting and investment powers.

Each of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer will act independently with respect to the shares of Class B Common Stock over which he or she has sole investment and dispositive power.

(c)

Except for the transaction described in Item 3, the Reporting Persons have not effected any transactions in the Company’s Class B Common Stock since the filing of the most recent amendment to the reporting person’s Schedule 13D.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Agreement to File Schedule 13D Jointly

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2004

SCHERMER INVESTMENT PARTNERSHIP, L.P.

By: Schermer Management Corporation, as its
General Partner

By: /s/ Lloyd G. Schermer
________________________________
Lloyd G. Schermer, Its President

SCHERMER MANAGEMENT CORPORATION

By: /s/ Lloyd G. Schermer
________________________________
Lloyd G. Schermer, Its President

BETTY A. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989

By: /s/ Betty A. Schermer
________________________________
Betty A. Schermer, Trustee

/s/ Betty A. Schermer
____________________________________
Betty A. Schermer

LLOYD G. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989

By: /s/ Lloyd G. Schermer
________________________________
Lloyd G. Schermer, Trustee

/s/ Lloyd G. Schermer
___________________________________
Lloyd G. Schermer

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2004

GRANT E. SCHERMER IRREVOCABLE STOCK
TRUST Dated October 2, 2000

By: /s/ Grant E. Schermer
________________________________
Grant E. Schermer, Trustee

By: /s/ Michael A. LoVallo
________________________________
Michael A. LoVallo, Trustee

/s/ Grant E. Schermer
___________________________________
Grant E. Schermer

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2004

/s/ Gregory P. Schermer
___________________________________
Gregory P. Schermer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

AGREEMENT

        AGREEMENT, dated as of April 8, 2004, by and among Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer, Grant E. Schemer and Michael A. Lovallo and Grant E. Schermer, trustees of the Grant E. Schemer Irrevocable Stock Trust dated October 2, 2000, Schermer Investment Partnership, L.P. and Schermer Management Corporation.

        WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under Section 13(d) of the 1934 Act by making a single joint filing.

        NOW, THEREFORE, the undersigned, hereby agree as follows:

    1.        The Schedule 13D with respect to the Class B Common Stock, $2.00 par value per share, of Lee Enterprises, Incorporated, to which this agreement is attached as Exit 2, is filed on behalf of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer, Grant E. Schemer and Michael A. Lovallo and Grant E. Schermer, trustees of the Grant E. Schemer Irrevocable Stock Trust dated October 2, 2000, Schermer Investment Partnership, L.P. and Schermer Management Corporation.

    2.        Each of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer, Grant E. Schemer and Michael A. Lovallo and Grant E. Schermer, trustees of the Grant E. Schemer Irrevocable Stock Trust dated October 2, 2000, Schermer Investment Partnership, L.P. and Schermer Management Corporation is responsible for the completeness and accuracy of the information concerning such person contained therein; provided, that no person is responsible for the completeness or accuracy of the information concerning any other person making such filing.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

SCHERMER INVESTMENT PARTNERSHIP, L.P.

By: Schermer Management Corporation, as its
General Partner
By: /s/ Lloyd G. Schermer

Lloyd G. Schermer, Its President

SCHERMER MANAGEMENT CORPORATION

By: /s/ Lloyd G. Schermer

Lloyd G. Schermer, Its President

BETTY A. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989
By: /s/ Betty A. Schermer

Betty A. Schermer, Trustee
/s/ Betty A. Schermer

Betty A. Schermer

LLOYD G. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989
By: /s/ Lloyd G. Schermer

Lloyd G. Schermer, Trustee

/s/ Lloyd G. Schermer

Lloyd G. Schermer

/s/ Gregory P. Schermer

Gregory P. Schermer

GRANT E. SCHERMER IRREVOCABLE STOCK
TRUST Dated October 2, 2000

By: /s/ Grant E. Schermer

Grant E. Schermer, Trustee

By: /s/ Michael A. Lo Vallo

Michael A. LoVallo, Trustee

/s/ Grant E. Schermer

Grant E. Schermer

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